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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No.      1    )*
                                         ----------


                         HAWAIIAN AIRLINES (HAL), INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   419849104
                            -----------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/95)

4098652

-----------------------
  CUSIP NO. 419849104                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      #94-1681731

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          644,267
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      644,267

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      2.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4098652

-----------------------
  CUSIP NO. 419849104                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA
      94-1687665

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            132,938

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          132,938
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      132,938

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4098652

-----------------------
  CUSIP NO. 419849104                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BA Leasing Capital Corporation
      #94-1627057

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            70,230

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          70,230
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      70,230

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4098652

-----------------------
  CUSIP NO. 419849104                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Security Pacific Equipment Leasing, Inc.
      #94-2297717

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            441,099

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          441,099
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      441,099

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

4098652

                                  SCHEDULE 13G

Item 1.  Security and Issuer

         (a) Name of Issuer:                   Hawaiian Airlines (HAL),
                                                 Inc.

         (b) Address of Issuer's
             Principal Executive Offices:      3375 Koapaka Street,
                                               Suite G350, Honolulu,
                                               Hawaii 96819

Item 2.  Identity and Background/1/

Item 2(a)  Names of Persons Filing:            BankAmerica Corporation
                                                 ("BAC")
                                               Bank of America NT&SA
                                                 (the "Bank")
                                               BA Leasing & Capital
                                                 Corporation ("BA
                                                 Leasing")
                                               Security Pacific
                                                 Equipment Leasing,
                                                 Inc. ("SP Leasing")

      (b)  Addresses of Principal              For all Persons Filing:
           Business Offices:                   Bank of America Center
                                               555 California Street
                                               San Francisco, CA 94104

      (c)  Citizenship:                        BAC and SP Leasing are
                                               organized under the laws
                                               of Delaware.  The Bank is
                                               organized under the laws
                                               of the United States of
                                               America.  BA Leasing is
                                               organized under the laws
                                               of California.

      (d)  Title of Class of Securities:       Common - Class A

      (e)  CUSIP Number:                       419849104

Item 3.  Nature of Reporting Person
         --------------------------

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: /1//2/

----------
/1/ On or about June 21, 1995 the HAL securities were received in exchange for debt (owed to the Bank or the Bank's subsidiaries) as part of a bankruptcy and reorganization of HAL. The securities were received in the course of the Bank's ordinary business and not with the purpose nor with the effect of changing or influencing the control of HAL. Richard Humphreys is a chairman and chief executive officer of a nonreporting BAC subsidiary (i.e., a BAC subsidiary that is not a "Reporting Person" in this Schedule 13G). Additionally, Mr. Humphreys has no voting or investment power with respect to the HAL securities held by BAC or the BAC subsidiaries reporting in this
    Schedule 13G.

4098652

      (a) [ ]  Broker or Dealer registered under Section 15 of the Act

      (b) [X]  Bank as defined in section 3(a)(6) of the Act

      (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)

      (g) [X]  Parent Holding Company, in accordance with
               (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h) [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership
         ---------

      (a) Amount Beneficially Owned:

               BAC/3/                                      644,267
               Bank                                        132,938
               BA Leasing                                   70,230
               SP Leasing                                  441,099

      (b) Percent of Class:

               BAC/3//4/                                      2.4%
               Bank                                           0.5%
               BA Leasing                                     0.3%
               SP Leasing                                     1.6%

----------
/2/ BA Leasing and SP Leasing are wholly-owned subsidiaries of the Bank.

/3/ BAC disclaims beneficial ownership of these shares. BAC owns no shares of HAL directly; all shares of HAL are owned through BAC's subsidiaries.

/4/ Beneficial ownership decreased by more than five percent which necessitates the filing of this Schedule 13G within 10 days after the end of the month in which this change in beneficial ownership occurred. A change of beneficial ownership occurred on January 31, 1996 when HAL increased its outstanding shares.

4098652

      (c)      Number of shares as to which such
               person has:

               (i) sole power to vote or direct the vote:

                      BAC                                                 -0-
                      Bank                                            132,938
                      BA Leasing                                       70,230
                      SP Leasing                                      441,099

              (ii) shared power to vote or direct the vote:

                      BAC                                                 -0-
                      Bank                                                -0-
                      BA Leasing                                          -0-
                      SP Leasing                                          -0-

             (iii) sole power to dispose or direct the
                   disposition of:

                      BAC                                                 -0-
                      Bank                                                -0-
                      BA Leasing                                          -0-
                      SP Leasing                                          -0-

              (iv) shared power to dispose or to direct the
                   disposition of:/5/

                      BAC/6/                                          644,267
                      Bank                                            132,938
                      BA Leasing                                       70,230
                      SP Leasing                                      441,099

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company
          --------------------------------------------------------


--------------------
/5/ The power to dispose or direct the disposition of shares is shared between the parent company and its subsidiaries.

/6/ BAC disclaims beneficial ownership of these shares. BAC owns no shares of HAL directly; all shares of HAL are owned through BAC's subsidiaries.

4098652

          Identities:         Bank of America National Trust and
                              Savings Association; 555 California
                              Street; San Francisco, CA  94104


          Classification:     The Bank is a bank, as defined in
                              Section 3(a)(6) of the Act.  BA
                              Leasing and SP Leasing are wholly-
                              owned subsidiaries of the Bank.
                              All the above are also wholly-owned
                              subsidiaries of BankAmerica
                              Corporation, which is also a
                              registered bank holding company.

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          See Item 7.

Item 9.   Notice of Dissolution of Group        Not Applicable.
          ------------------------------


Item 10.   Certification
           -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

4098652

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          BankAmerica Corporation


Dated:  February 7, 1996                  By  /s/ JAMES H. WILLIAMS
                                             --------------------------
                                             James H. Williams
                                             Executive Vice President



                                          Bank of America NT&SA


Dated:  February 7, 1996                  By  /s/ JAMES H. WILLIAMS
                                             --------------------------
                                             James H. Williams
                                             Group Executive Vice
                                               President

4098652

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BA Leasing & Capital
                                          Corporation


Dated:  February 9, 1996                  By  /s/ JUDITH A. BOYLE
                                             --------------------------
                                             Judith A. Boyle
                                             Counsel



                                          Security Pacific Equipment
                                          Leasing, Inc.


Dated:  February 9, 1996                  By  /s/ JUDITH A. BOYLE
                                             --------------------------
                                             Judith A. Boyle
                                             Counsel

4098652

Board of Directors                                  Adopted:  February 28, 1990
BA Leasing & Capital                             Last Amended:  August 14, 1995
   Corporation



                  GENERAL OPERATING RESOLUTION (Excerpts from)


     5. This board authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.



4127073

Board of Directors                                    Adopted:  October 22, 1992
Security Pacific Equipment                        Last Amended:  August 14, 1995
   Leasing, Inc.


                  GENERAL OPERATING RESOLUTION (Excerpts from)


     5. This board authorizes any officer of this corporation, or any attorney in the Legal Department at Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.



4127075

Board of Directors                                  Adopted:  November 1, 1993
BankAmerica Corporation                          Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)

     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526

Board of Directors                                          November 7, 1994
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)

2.   Regulatory Matters.

     (a) Any ONE of the officers of the Bank listed below under the designation Group III, or any member of the Legal or Tax Departments of the Bank holding the title of counsel or a title senior thereto is authorized to sign registrations, reports, certificates, applications and other writings on behalf of the Bank for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed appropriate by the officer or member, except for applications for letters patent, trademarks, copyrights, service marks, and similar matters, which are addressed in paragraph (b) below.


4.   Officer Group Designations.

     As used herein the officer designations "Group I," "Group II," and "Group III" consist of the officers listed below:


Group I

the Chairman of the Board
the President
any Vice Chairman of the Board
any Vice Chairman
the Chief Operating Officer
the Chief Financial Officer
any Group Executive Vice
  President
any Executive Vice President
any Senior Vice President
any Managing Director
any Vice President
any Assistant Vice President
any Senior Authorized Officer
any Senior Trust Officer
any Trust Officer



4126528